FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of November 2004
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

M E D I A    R E L E A S E
Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193
Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa
Tel +27 11 644-2400 Dir +27 11 644-2460 Fa +27 11 484-0639
www.goldfields.co.za
Enquires
South Africa
Willie Jacobsz
Tel +27 11 644-2460 Fa +27 11 484-0639
North America
Cheryl A Martin
Tel +1 303 796-8683 Fa +1 303 796-8293
Gold Fields welcomes SRP ruling on
structure of Harmony's Offer
Johannesburg, 29 November 2004. The Board of Directors (the "Board") of Gold Fields Limited (GFI: JSE and NYSE) today welcomed the ruling by the Securities Regulation Panel that the Harmony Offer is one, single, composite transaction, subject to the Code and not two separate transactions.
Ian Cockerill, Chief Executive of Gold Fields, commented:
"The SRP has confirmed our contention that the Harmony Offer is one notifiable transaction and not two separate transactions. This decision re-inforces the findings of the Competition Appeal Court, namely that the Harmony Offer is one transaction and as such, is a notifiable transaction. Counsel is currently advising Gold Fields on the additional relief that may be sought as a result of this ruling."
Last week, the Competition Appeal Court in South Africa (the "Court") ruled that the early settlement offer by Harmony for Gold Fields is a notifiable merger for competition purposes and may not be implemented prior to its notification and approval.
In their ruling, the Court interdicted and restrained Harmony from voting or exercising any rights attaching to any Gold Fields shares which it may acquire under the early settlement offer or otherwise until approval for the early settlement offer has been obtained from the competition authorities.
The panel also ruled that Norilsk Nickel and Harmony are not acting in concert and the early settlement offer is not a partial offer.
ends
For more information please visit
http://www.goldfields.co.za
Directors: C M T Thompson* (Chairman), A J Wright (Deputy Chairman), I D Cockerill†
(Chief Executive Officer),K Ansah
#
, G J Gerwel, N J Holland†
(Chief
Financial Officer), J M McMahon†
, G R Parker‡
, R L Pennant-Rea†
, P J Ryan, T M G Sexwale, B R van Rooyen, C I von Christierson
*Canadian,
†British,
‡American,
#
Ghanaian.
Corporate Secretary: C Farrel

In the United States, Gold Fields Limited ("Gold Fields") will file a Solicitation/Recommendation Statement with the Securities and Exchange Commission (the "SEC") on Schedule 14D-9 and holders of the Gold Fields Ordinary Shares and American Depositary Shares are advised to read it as it contains important information. Copies of the Schedule 14D-9 and other related documents filed by Gold Fields are available free of charge on the SEC's website at http://www.sec.gov. Any documents filed by Harmony Gold Mining Company Limited, including any registration statement on Form F-4 (including any prospectus contained therein) and related exchange offer materials as well as its Tender Offer Statement on Schedule TO, will also be available free of charge on the SEC's website.
The directors of Gold Fields accept responsibility for the information contained in this document. To the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.
Copies of this document are not being made available, and must not be mailed, forwarded, transmitted or otherwise distributed or sent in or into Australia, Canada, Japan, the Republic of Ireland or any other jurisdiction in which it is illegal to make this document available and persons receiving this document (including custodians, nominees and trustees) must not distribute, forward, mail, transmit or send it in or into or from Australia, Canada, Japan, the Republic of Ireland or any such other jurisdiction.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 29 November 2004
GOLD FIELDS LIMITED
By:
Name: Mr W J Jacobsz
Title:   Senior Vice President: Investor
Relations and Corporate Affairs